1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 212 698 3599 Fax

June 1, 2012

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:            Avenue Mutual Funds Trust (the “Trust”)
Registration Statement on Form N-1A
Registration Numbers 333-180165; 811-22677

Dear Mr. Minore:

As requested, this letter provides additional information regarding the Adviser’s overall business as a supplement to our previous correspondence.  As of March 31, 2012, the Adviser and its affiliates (the “Firm”) had approximately $13.2 billion in assets under management (“AUM”). Of this amount, the Private Funds for which Ms. Dien Ledoux has an incentive allocation interest constitute less than 2.5% of the Firm’s AUM.

Based on the estimates used by the Adviser in computing estimated fund expenses, the Trust has projected that it would have approximately $25 million in average net assets as of the end of its first fiscal year, ending October 31, 2012.  Using the March 31, 2012 AUM figures, this would constitute less than .02% of the Firm’s AUM.  Moreover, the advisory fees earned by the Adviser for managing the Trust would constitute an even smaller percentage of its overall revenues given that most of the other funds managed by the Adviser charge performance fees and a higher advisory fee.  Consequently, a decision by the Board of Trustees regarding renewal or termination of the Adviser would not have a material impact on the Adviser’s financial condition.

As noted in the Trust’s statement of additional information, and in our recent correspondence, Ms. Dien Ledoux has not been employed by Avenue since 2007.  Moreover, the Trustees believe that her experience in portfolio management and in the investment management industry will benefit the shareholders of the Trust.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

The Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, including with respect to the designation of Ms. Julie Dien LeDoux as not an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund (or the Adviser); and

the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  If you have any questions, please feel free to contact me at (212) 698-3889 or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Stephen H. Bier
Stephen H. Bier

cc:                   Todd Greenbarg, Esq., Avenue Capital Group
Stuart M. Strauss, Esq., Dechert LLP